C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED

2008 MAY -5 A 9:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : BC/CPP/039/08

[redacted]

08002346

BY AIRMAIL

21st April, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
MAY 12 2008
THOMSON REUTERS

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

5/8

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 21st April, 2008 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement relating to Connected Transaction, Very Substantial Disposal and Continuing Connected Transactions

Date : 18th April, 2008

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

CONNECTED TRANSACTION

VERY SUBSTANTIAL DISPOSAL AND CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 18 April 2008, the Company and the Purchaser entered into the Disposal Agreement whereby the Company has conditionally agreed to sell or procure the sale of the Sale Interests and the Sale Loan to the Purchaser at the consideration of US$102,800,000 (approximately HK$801,840,000). The Existing CPP Group is presently beneficially interested in the entire issued share capital of or equity interest in the Relevant Companies. Upon completion of the Disposal, the New CPP Group will not have any interest in the Relevant Companies.

Currently, companies within the Existing CPP Group (i) supply Type A Merchandise to subsidiaries, jointly controlled entities and associated company of certain Relevant Companies; and (ii) purchase Type B Merchandise from a subsidiary of Chia Tai Agro, which are currently part of the Existing CPP Group in the ordinary course of business. In anticipation of the Relevant Companies ceasing to be subsidiaries of the Company and becoming wholly-owned subsidiaries of the Purchaser upon completion of the Disposal Agreement, the Company and the Purchaser have entered into the CP China-CCT Agreement and the CPP-CCT Agreement on 18 April 2008 with respect to the supply and purchase arrangements to be made between the New CPP Group and the New Purchaser Group of Type A Merchandise and Type B Merchandise, respectively.

The Chearavanont Shareholders, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company.

The Purchaser, an investment holding company, is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, the Purchaser is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Disposal exceed 75%, the Disposal also constitutes a very substantial disposal for the Company under the Listing Rules.

On 18 April 2008, the Company and CP Intertrade also entered into the CPP Supply Agreement with respect to the supply of Type A Merchandise by the New CPP Group to CP Intertrade. CP Intertrade, which is owned as to 51.31% by the Chearavanont Shareholders, is indirectly interested in 34.74% of the issued share capital of the Company through the shareholding of CPI Holding Co., Ltd. CP Intertrade is a substantial shareholder and a connected person of the Company under the Listing Rules.

As each of the aggregate percentage ratios under Rule 14.07 of the Listing Rules for the annual caps of the Continuing Connected Transaction Agreements is more than 2.5%, the transactions contemplated under the Continuing Connected Transaction Agreements constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules and will be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules.

An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Disposal Agreement and the Continuing Connected Transaction Agreements.

A special general meeting will be convened by the Company for the purpose of, among others, seeking the approval from the Independent Shareholders of the Disposal and the Continuing Connected Transactions. The Chearavanont Shareholders and their respective associates will abstain from voting at the special general meeting of the Company in respect of the resolutions to be proposed regarding the Disposal and the Continuing Connected Transactions.

A circular containing particulars of the Disposal Agreement and the Continuing Connected Transaction Agreements, a letter from the Independent Board Committee to the Independent Shareholders, a letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a notice to convene the special general meeting will be dispatched to the shareholders of the Company as soon as practicable.

THE DISPOSAL AGREEMENT

Date: 18 April 2008

Parties:

(i) the Company (as the vendor); and

(ii) the Purchaser (a company which is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company).

Assets to be disposed of:

Pursuant to the Disposal Agreement, the Company has conditionally agreed to sell or procure the sale of and the Purchaser has conditionally agreed to purchase the Sale Interests and the Sale Loan.

Consideration

The consideration for the Disposal is US$102,800,000 (approximately HK$801,840,000), which shall be payable in cash by the Purchaser to the Vendor on the date of Completion.

The consideration for the Disposal was determined by commercial negotiations between the parties on an arm's length basis by reference to the net liabilities of the Relevant Companies as a whole as at 31 December 2007 and the value of the Sale Loan.

The Relevant Companies have been accounted for in the Existing CPP Group's financial results as wholly-owned subsidiaries of the Company. Upon completion of the Disposal, the New CPP Group will not have any interest in the Relevant Companies.

Conditions

Completion of the Disposal Agreement is conditional upon the following conditions being fulfilled:

(i) the passing by the Independent Shareholders of the necessary resolution to approve the Disposal and the transactions contemplated in the Disposal Agreement in accordance with the Listing Rules;

(ii) all approvals, consents and waivers required by any applicable law, rules, regulations or governmental, administrative or regulatory bodies necessary for the parties to consummate the Disposal and the transactions contemplated or incidental to the Disposal Agreement having been obtained;

(iii) all guarantees granted by the Existing CPP Group (excluding the Relevant Companies and their respective subsidiaries) in favour of the Relevant Companies and/or their subsidiaries, or in favour of any third party in respect of the performance of the obligations of the Relevant Companies and/or their respective subsidiaries, shall have been released; and

(iv) the Company not being in breach of any of its obligations provided under the Disposal Agreement on or before the date of Completion.

In the event that the above conditions are not fulfilled or (in the case of any of the conditions set out in (iv) above only) waived by the Purchaser in writing on or before 31 March 2009 (or such later date as may be agreed between the parties to the Disposal), the Disposal Agreement shall lapse.

Completion

Completion of the Disposal Agreement shall take place on the seventh (7th) Business Day, or such later date as the relevant parties may agree in writing, after the fulfillment of the above conditions. Completion of the Disposal Agreement is expected to take place no later than 31 March 2009.

CP CHINA-CCT AGREEMENT

Currently, companies within the Existing CPP Group supply Type A Merchandise in the ordinary course of business to the subsidiaries, jointly controlled entities and associated company of certain Relevant Companies which are currently part of the Existing CPP Group. In anticipation of the Relevant Companies ceasing to be subsidiaries of the Company and becoming wholly-owned subsidiaries of the Purchaser upon completion of the Disposal Agreement, the Company and the Purchaser have entered into the CP China-CCT Agreement on 18 April 2008 with respect to the supply by the New CPP Group to the New Purchaser Group of Type A Merchandise.

(a) Date

18 April 2008

(b) Parties

(i) the Company (as the supplier); and

(ii) the Purchaser (as the purchaser).

(c) Subject matter

Supply of Type A Merchandise which may be required by the New Purchaser Group and which the New CPP Group may be able to supply in circumstances which are of commercial benefit to the New CPP Group.

(d) Price

To be determined by reference to the prevailing market price and demand of Type A Merchandise in the PRC and the sale prices for Type A Merchandise to be sold by the New CPP Group to the New Purchaser Group shall be no less favourable than those available to the New CPP Group from independent third parties.

(e) Payment terms

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

(f) Term

The CP China-CCT Agreement shall take effect from the date of completion of the Disposal and shall continue until 31 December 2010. The CP China-CCT Agreement will not take effect unless the completion of the Disposal takes place. If the CP China-CCT Agreement is not approved by the Independent Shareholders or completion of the Disposal does not take place, then the CP China-CCT Agreement will not take effect.

(g) Annual caps

The annual caps of the supply of Type A Merchandise by the New CPP Group to the New Purchaser Group for the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 will not exceed RMB21,000,000 (approximately HK$23,310,000), RMB25,000,000 (approximately HK$27,750,000) and RMB30,000,000 (approximately HK$33,300,000) respectively. As the CP China-CCT Agreement is expected to become effective some time in the course of the financial year ending 31 December 2008 or 31 December 2009, the annual cap for the financial year will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the CP China-CCT Agreement becomes effective until 31 December 2008 or 31 December 2009 (as the case may be).

The proposed annual caps have been determined by reference to:

(i) the value of the historical annual sales of Type A Merchandise by the relevant members of the Existing CPP Group to the subsidiaries, jointly controlled entities and associated company of certain Relevant Companies for the three years ended 31 December 2007;

(ii) the prevailing market prices of Type A Merchandise; and

(iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

The proposed annual cap for 2008 for the transactions under the CP China-CCT Agreement represents a 14.2% increment over the aggregate value of the historical transactions between the relevant members of the Existing CPP Group, on the one hand, and the subsidiaries, jointly controlled entities and associated company of certain Relevant Companies, on the other, in relation to the supply of Type A Merchandise for 2007. The proposed annual cap for each of 2009 and 2010 represents an approximately 20% increment over that of the previous year.

Information on the historical transactions between the relevant members of the Existing CPP Group and the subsidiaries, jointly controlled entities and associated company of certain Relevant Companies in relation to the supply of Type A Merchandise for the years 2005, 2006 and 2007 is set out below:

	Annual Amount for					
Subject	**2005**		**2006**		**2007**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Type A Merchandise	30,175	33,494	20,439	22,687	18,387	20,410

CPP-CCT AGREEMENT

A subsidiary of Chia Tai Agro which is part of the Existing CPP Group has historically supplied Type B Merchandise to companies within the Existing CPP Group in the ordinary course of business. In anticipation of Chia Tai Agro ceasing to be a subsidiary of the Company and becoming a wholly-owned subsidiary of the Purchaser upon completion of the Disposal Agreement, the Company and the Purchaser have entered into the CPP-CCT Agreement on 18 April 2008 with respect to the supply by the New Purchaser Group to the New CPP Group of Type B Merchandise for the use as raw material for a non-core product of the New CPP Group.

(a) Date

18 April 2008

(b) Parties

(i) the Company (as the purchaser); and

(ii) the Purchaser (as the supplier).

(c) Subject matter

Supply of Type B Merchandise which may be required by the New CPP Group and which the New Purchaser Group may be able to supply in circumstances which are of commercial benefit to the New CPP Group.

(d) Price

To be determined by reference to the prevailing market price and demand of Type B Merchandise in the PRC and the sale prices for Type B Merchandise to be sold by the New Purchaser Group to the New CPP Group shall be no less favourable than those available to the New CPP Group from independent third parties.

(e) Payment terms

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

(f) Term

The CPP-CCT Agreement shall take effect from the date of completion of the Disposal and shall continue until 31 December 2010. The CPP-CCT Agreement will not take effect unless the completion of the Disposal takes place. If the CPP-CCT Agreement is not approved by the Independent Shareholders or completion of the Disposal does not take place, then the CPP-CCT Agreement will not take effect.

(g) Annual caps

The annual cap of the supply of Type B Merchandise by the New Purchaser Group to the New CPP Group for each of the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 will not exceed RMB2,000,000 (approximately HK$2,220,000). As the CPP-CCT Agreement is expected to become effective some time in the course of the financial year ending 31 December 2008 or 31 December 2009, the annual cap for the financial year will be the prorated portion of the full amount for that year representing the remaining part of the financial year calculated on a day-to-day basis from the date on which the CPP-CCT Agreement becomes effective until 31 December 2008 or 31 December 2009 (as the case may be).

The proposed annual cap has been determined by reference to:

(i) the value of the historical annual sales of Type B Merchandise by the subsidiary of Chia Tai Agro to the relevant member of the Existing CPP Group for the three years ended 31 December 2007;

(ii) the prevailing market prices of Type B Merchandise; and

(iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

The proposed annual cap for each of the financial years ending 31 December 2008, 2009, 2010 for the transactions under the CPP-CCT Agreement represents a 2.8%, 0.9% and 575.7% increment respectively over the aggregate value of the historical transactions between the relevant member of the Existing CPP Group, on the one hand, and the subsidiary of Chia Tai Agro, on the other, in relation to the supply of Type B Merchandise for 2005, 2006 and 2007 respectively. The significant decrease in the transaction amount of Type B Merchandise in 2007 was due to the fact that there was only a limited production of a non-core product which required the use of Type B Merchandise as raw material in the course of production by member of the Existing CPP Group as the profit margin was low, and production finally ceased in the course of 2007 when it became loss making. In view of general market trend of the non-core product, the New CPP Group anticipates the possibility of a turnaround in the non-core product's profit margin in the coming years and it expects to resume the production of this product. The proposed annual cap for the year 2008 was determined with reference to the actual transaction amount for the two years ended 31 December 2006 when the non-core product was profitable.

Information on the historical transactions between the relevant member of the Existing CPP Group and the subsidiary of Chia Tai Agro in relation to the supply of Type B Merchandise for the years 2005, 2006 and 2007 is set out below:

	Annual Amount for					
Subject	**2005**		**2006**		**2007**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Type B Merchandise	1,945	2,159	1,982	2,200	296	329

CPP SUPPLY AGREEMENT

As previously announced by the Company on 5 October 2005, 蒲城正大生化有限公司 (Pucheng Chia Tai Biochemistry Co., Ltd.), a non-wholly owned subsidiary of the Company, entered into a supply agreement with CP Intertrade in respect of the supply of Type A Merchandise for the period from 5 October 2005 to 31 December 2007. This supply agreement and the relevant annual caps were exempt from requirement for the approval by the Independent Shareholders. As the supply agreement has already expired, the Company and CP Intertrade have entered into the CPP Supply Agreement on 18 April 2008 with respect to the supply by the New CPP Group to CP Intertrade of Type A Merchandise. Although the Company has supplied Type A Merchandise to CP Intertrade since the expiration of the previous supply agreement after 31 December 2007, the Company confirms that before the Independent Shareholders' approval with respect to the CPP Supply Agreement, such transactions carried out during the year ending 31 December 2008 complied with the relevant requirements under Chapter 14A of the Listing Rules and the aggregate transaction amount for the period from 1 January 2008 up to the date of this announcement does not exceed HK$1,000,000.

(a) Date

18 April 2008

(b) Parties

(i) the Company (as the supplier); and

(ii) CP Intertrade (as the purchaser).

(c) Subject matter

Supply of Type A Merchandise which may be required by CP Intertrade and which the New CPP Group may be able to supply in circumstances which are of commercial benefit to the New CPP Group.

(d) Price

To be determined by reference to the then prevailing market price and demand of Type A Merchandise in the PRC and the sale prices for Type A Merchandise to be sold by the New CPP Group to CP Intertrade shall be no less favourable than those available to the New CPP Group from independent third parties under the same or similar term of sales.

(e) Payment terms

Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable or other payment methods acceptable in the PRC.

(f) Term

The CPP Supply Agreement shall take effect from the date of approval by the Independent Shareholders and shall continue until 31 December 2010. If the approval by the Independent Shareholders does not take place, then the CPP Supply Agreement will not take effect.

(g) Annual caps

The annual caps of the supply of Type A Merchandise by the New CPP Group to CP Intertrade for the financial years ending 31 December 2008, 31 December 2009 and 31 December 2010 will not exceed RMB2,000,000 (approximately HK$2,220,000), RMB2,200,000 (approximately HK$2,442,000) and RMB2,420,000 (approximately HK$2,686,200) respectively.

The proposed annual caps have been determined by reference to:

(i) the value of the historical annual sales of Type A Merchandise by 浦城正大生化有限公司 (Pucheng Chia Tai Biochemistry Co., Ltd.) to CP Intertrade for the three years ended 31 December 2007;

(ii) the prevailing market prices of Type A Merchandise; and

(iii) allowances for possible price increases in line with consumer prices in the PRC generally and volume growth in the future.

The proposed annual cap for 2008 for the transactions under the CPP Supply Agreement represents a 72.6% increment over the aggregate value of the historical transactions between 浦城正大生化有限公司 (Pucheng Chia Tai Biochemistry Co., Ltd.), on the one hand, and CP Intertrade, on the other, in relation to the supply of Type A Merchandise for 2007. The proposed annual cap for each of 2009 and 2010 represents a 10% increment over that of the previous year.

CP Intertrade is engaged in trading business. Since it has purchased a large amount of Type A Merchandise under a single purchase order during the remaining two months in 2005, the amount of transaction for the year ended 31 December 2005 far exceeded the full year's figures for the two years ended 31 December 2007. Due to decrease in customer demand and change in customer base of CP Intertrade, the amount of transaction for the two years ended 31 December 2007 were substantially lower.

Information on the historical transactions between 浦城正大生化有限公司 (Pucheng Chia Tai Biochemistry Co., Ltd.) and CP Intertrade in relation to the supply of Type A Merchandise for the years 2005, 2006 and 2007 is set out below:

	Annual Amount for					
Subject	**2005**		**2006**		**2007**	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Type A Merchandise	7,586	8,420	244	271	1,159	1,286

INFORMATION ON THE RELEVANT COMPANIES

Chia Tai Agro

Chia Tai Agro was incorporated in Bermuda on 16 October 1987 as an exempted company with limited liability. Its issued share capital is HK$1,000,000 divided into 1,000,000 shares of HK$1.00 each which has been fully paid up. Chia Tai Agro is principally engaged in investment holding and is the Existing CPP Group's intermediate holding company which holds the Existing CPP Group's interests in 72 subsidiaries, 18 jointly controlled entities and 1 associated company engaged in the agribusiness (primary in the production of feed, breeding and rearing, raw and cooked food business) in China.

Chia Tai Investment

Chia Tai Investment was established in the PRC on 12 March 1996 as a wholly foreign owned enterprise. The registered capital of Chia Tai Investment is US$146,695,333 (approximately HK$1,144,223,598) and it has been fully paid up. Chia Tai Investment is

principally engaged in investment holding and trading and is the Existing CPP Group's intermediate holding company which holds the Existing CPP Group's interests in 38 subsidiaries engaged in the agribusiness (primary in the production of feed, breeding and rearing) in China.

Wide Master

Wide Master was incorporated in Hong Kong on 19 May 1987 as a private company with limited liability. Its issued share capital is HK$2.00 divided into 2 shares of HK$1.00 each which has been fully paid up. Wide Master is principally engaged in property and investment holding, and owns two properties in the PRC, which are occupied as quarters for some of the expatriate staff of the Relevant Companies working in the PRC.

The First PRC Property has an area of 617.7 square meters. The original cost of the First PRC Property to Wide Master was HK$8,581,071 and the book value as at 31 December 2007 was HK$6,197,385.

The Second PRC Property has an area of 587.3 square meters. The original cost of the Second PRC Property to Wide Master was HK$3,102,273 and the book value as at 31 December 2007 was HK$2,419,826.

CT Progressive

CT Progressive was incorporated in the British Virgin Islands on 12 March 1993 as a company limited by shares. Its issued share capital is US$1,000 divided into 1,000 shares of US$1.00 each which has been fully paid up. CT Progressive is principally engaged in investment holding and its principal assets comprise a 12.5% shareholding in a company engaged in aquatic feed production and farming in India.

The Net Loss and Net Liabilities of the Relevant Companies

The table below sets out certain unaudited consolidated financial information on the Relevant Companies (based on the unaudited consolidated accounts of the Relevant Companies prepared in accordance with International Financial Reporting Standards) for the two years ended 31 December 2007:

	Year ended 31 December 2006	**Year ended 31 December 2007**
	US$'000	*US$'000*
Profit/(Loss) before taxation and extraordinary items	(29,697)	(5,156)
Profit/(Loss) after taxation and extraordinary items	(34,902)	(13,882)
Net liabilities attributable to the Company	(127,450)	(42,585)
Net assets attributable to minority interests	37,026	38,161
Net liabilities	(90,424)	(4,424)

REASONS FOR THE DISPOSAL

The Existing CPP Group is principally engaged in the trading of agricultural products, feed mill and poultry operations, the manufacturing and sale of motorcycles, automotive accessories and carburetors, as well as the distribution of Caterpillar construction machinery. Two of the Relevant Companies, Chia Tai Agro and Chia Tai Investment, are companies within the Existing CPP Group which are the intermediate holding companies for most of the entities in the Existing CPP Group responsible for its agribusiness operations. The third of the Relevant Companies, Wide Master, owns certain properties in the PRC which are occupied as quarters for some of the expatriate staff of the Relevant Companies working in the PRC. The fourth of the Relevant Companies, CT Progressive, is an intermediate investment holding company mainly involved in the holding of a minority shareholding in a company engaged in aquatic feed production and farming in India.

For the past five years, the financial performance of the Existing CPP Group's agribusiness has been negatively impacted by the intermittent outbreaks of animal-borne diseases, the import ban imposed on certain agribusiness products in some important export markets, rising raw material prices and pricing pressure from local competitors. On the other hand, the operating environment in the PRC has become increasingly difficult for the Existing CPP Group's agribusiness with prices for agricultural commodities continuing to rise while the RMB continues to strengthen. Moreover, the outlook of the Existing CPP Group's agribusiness has become unclear given the recent preventive measures implemented by the PRC authorities to curb inflation by controlling food and livestock prices. Additionally, due to its high interest-bearing debts incurred primarily to sustain the Existing CPP Group's agribusiness operations, the Existing CPP Group is currently burdened with a high gearing ratio of 492.6% (as of 31 December 2007) and its operating profit has been adversely affected by the substantial finance costs.

The Directors therefore propose to dispose the Existing CPP Group's agribusiness in order to focus on the profit-making feed additive (chlortetracycline) and industrial businesses and apply the net proceeds towards a substantial reduction in the New CPP Group's debt level. Through the Disposal, the Company aims to improve its financial performance by focusing on sustainable, profitable businesses and reducing its finance costs.

It is estimated that, upon Completion, the Group will record a gain on disposal of approximately US$34,000,000 (approximately HK$265,200,000). Such gain is estimated based on the difference between (i) the consideration for the Disposal; and (ii) the net liabilities of the Relevant Companies as a whole as at 31 December 2007 and the value of the Sale Loan. After deducting the expenses comprising stamp duty and professional fees, the net proceeds of the Disposal of approximately US$101,500,000 (approximately HK$791,700,000) will be used to repay the Existing CPP Group's bank borrowings. Upon Completion, the New CPP Group will continue to focus on biochemical business comprising of manufacturing and sales of chlortetracycline; and

industrial business comprising of manufacturing and sale of motorcycles and accessories for automotives and carburetors as well as the distribution of Caterpillar construction machinery through its jointly controlled entities. For the year ended 31 December 2007, the turnover and profit after tax of the Existing CPP Group's biochemical business engaged in the manufacturing and sales of chlortetracycline were approximately US$72,105,000 (approximately HK$562,419,000) and approximately US$4,423,000 (approximately HK$34,499,400), representing approximately 3.2% and approximately 106.4% of the Existing CPP Group's turnover and profit after tax, respectively, for the same year. The profit after tax of the industrial business (which was equity accounted for in the Existing CPP Group's financial statements) for the year ended 31 December 2007 was approximately US$5,825,000 (approximately HK$45,435,000), representing approximately 140.1% of the Existing CPP Group's profit after tax for the same year.

Taking into account the abovementioned factors, the Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the independent financial adviser) are of the view that the terms of the Disposal are fair and reasonable and in the interests of the shareholders of the Company as a whole.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

As the Relevant Companies will become wholly-owned subsidiaries of the Purchaser upon completion of the Disposal Agreement, the Company and the Purchaser have entered into the CP China-CCT Agreement and the CPP-CCT Agreement in order to continue the supply and purchase of Type A Merchandise and Type B Merchandise, respectively between the New CPP Group and the New Purchaser Group following such completion.

The Directors are of the view that the supply of Type A Merchandise to CP Intertrade under the CPP Supply Agreement is an invaluable opportunity which enables the New CPP Group to continue to secure an extensive customer base.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the independent financial adviser) consider the proposed terms of the Continuing Connected Transactions under the Continuing Connected Transaction Agreements are on normal commercial terms, fair and reasonable and in the interest of the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company.

The Purchaser, an investment holding company, is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, the Purchaser is a connected person of the Company within the meaning of the Listing Rules. Accordingly,

the Disposal constitutes a connected transaction for the Company under the Listing Rules. As the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Disposal exceed 75%, the Disposal also constitutes a very substantial disposal for the Company under the Listing Rules.

CP Intertrade which is owned as to 51.31% by the Chearavanont Shareholders, is indirectly interested in 34.74% of the issued share capital of the Company through the shareholding of CPI Holding Co., Ltd. CP Intertrade is a substantial shareholder and a connected person of the Company under the Listing Rules.

As each of the aggregate percentage ratios under Rule 14.07 of the Listing Rules for the annual caps of the Continuing Connected Transaction Agreements is more than 2.5%, the transactions contemplated under the Continuing Connected Transaction Agreements constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules and will be subject to the reporting, announcement and the Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Listing Rules.

An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Disposal Agreement and the Continuing Connected Transaction Agreements.

A special general meeting will be convened by the Company for the purpose of, among others, seeking the approval from the Independent Shareholders of the Disposal and the Continuing Connected Transactions. The Chearavanont Shareholders and their respective associates will abstain from voting at the special general meeting of the Company in respect of the resolutions to be proposed regarding the Disposal and the Continuing Connected Transactions.

A circular containing particulars of the Disposal Agreement and the Continuing Connected Transaction Agreements, a letter from the Independent Board Committee to the Independent Shareholders, a letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a notice to convene the special general meeting will be dispatched to the shareholders of the Company as soon as practicable.

Definitions

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday and Sunday) on which banks are generally open for business in Hong Kong

"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are directly and indirectly interested in approximately 51.43% of the issued share capital of the Company
"Chia Tai Agro"	Chia Tai (China) Agro-Industrial Ltd., an exempted company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of the Company
"Chia Tai Investment"	正大（中國）投資有限公司 (Chia Tai (China) Investment Co., Ltd.), a wholly foreign owned enterprise established in the PRC and a wholly-owned subsidiary of the Company
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Disposal in accordance with the terms and conditions of the Disposal Agreement
"Continuing Connected Transactions"	the continuing connected transactions under the Continuing Connected Transaction Agreements
"Continuing Connected Transaction Agreements"	the CP China-CCT Agreement, the CPP-CCT Agreement and the CPP Supply Agreement
"CP China-CCT Agreement"	the supply agreement entered into between the Company and the Purchaser on 18 April 2008 for the supply by the New CPP Group to the New Purchaser Group of Type A Merchandise required by the New Purchaser Group on an ongoing basis
"CP Intertrade"	C.P. Intertrade Co., Ltd., a limited liability company established in Thailand and is principally engaged in trading business
"CPP-CCT Agreement"	the supply agreement entered into between the Company and the Purchaser on 18 April 2008 for the supply by the New Purchaser Group to the New CPP Group of Type B Merchandise required by the New CPP Group on an ongoing basis

"CPP Supply Agreement"	the supply agreement entered into between the Company and CP Intertrade on 18 April 2008 for the supply by the New CPP Group to CP Intertrade of Type A Merchandise required by CP Intertrade on an ongoing basis
"CT Progressive"	C.T Progressive (Investment) Ltd., a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"Directors"	the directors of the Company
"Disposal"	the disposal by the Company to the Purchaser of the Sale Interests and the Sale Loan pursuant to the terms of the Disposal Agreement
"Disposal Agreement"	the disposal agreement dated 18 April 2008 entered into between the Company and the Purchaser in respect of the Disposal
"Existing CPP Group"	the Company, its subsidiaries and jointly controlled entities prior to the completion of the Disposal Agreement
"First PRC Property"	the property with an area of approximately 617.7 square meters and located at Apartments N417, N419, N420 and N615, Jingbao Garden, No.183 Anding Menwai Main Street, Dongcheng District, Beijing, the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the board committee appointed by the Board, comprising the independent non-executive Directors, to advise the Independent Shareholders in relation to the Disposal Agreement and the Continuing Connected Transaction Agreements
"Independent Shareholders"	the shareholders of the Company, other than the Chearavanont Shareholders and their respective associates

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New CPP Group"	the Company and its subsidiaries following the completion of the Disposal Agreement
"New Purchaser Group"	the Purchaser, its subsidiaries, jointly controlled entities and associated companies following the completion of the Disposal Agreement
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Purchaser"	CP China Investment Limited, a company incorporated in the Cayman Islands with limited liability and is principally engaged in investment holding
"Relevant Companies"	Chia Tai Agro, Chia Tai Investment, Wide Master and CT Progressive
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Interests"	the entire issued share capital of Chia Tai Agro, Wide Master and CT Progressive and the entire equity interest in Chia Tai Investment
"Sale Loan"	the aggregate amount advanced by the Company to Chia Tai Agro as at Completion, and where the context requires, the full title to, benefit and interests in such advances (for reference purposes, the amount of such advances by the Company outstanding as at 31 December 2007 was approximately HK$893,646,000)
"Second PRC Property"	the property with an area of approximately 587.3 square meters and located at Units 96# and 26#A-5-1, Jin Xiu Hua Yuan, No. 68 Renmin South Road Section 4, Wuhou District, Chengdu City, Sichuan Province, the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Type A Merchandise"	chlortetracycline which is feed additive
"Type B Merchandise"	edible oil

"US$"	United States dollars, the lawful currency of the United States of America
"Wide Master"	Wide Master Investment Limited (統傑投資有限公司), a company incorporated in Hong Kong with limited liability, which is wholly-owned by Hannick Limited, an indirect wholly-owned subsidiary of the Company
"%"	per cent

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 18 April 2008

For the purpose of this announcement, translations of RMB into HK$ and US$ into HK$ are made for illustration purposes only at the exchange rate of RMB1.0 to HK$1.11 and US$1.0 to HK$7.8, respectively. No representation is made that any amount in RMB, HK$ or US$ could have been or could be converted at the above rate or at any other rates at all.

As at the date of this announcement, the Board comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

END